

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2014

Via E-mail
Chris J. Kern
Chief Executive Officer
Domain Media Corp.
1854 E. Scorpio Place, Suite 201
Chandler, AZ 85249

      Re: Domain Media Corp.
              Registration Statement on Form 10
              Filed January 16, 2014
              File No. 000-55130

Dear Mr. Kern:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Maryse Mills-Apenteng

                      Maryse Mills-Apenteng
                      Special Counsel

cc: Via E-mail
        Jeffrey Quick, Esq.
        Quick Law Group, P.C.